UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 27, 2009

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Item 7.01   Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter ended December 31, 2008 is furnished herein pursuant to Item 2.02 of this Current Report and as Regulation FD Disclosure and is attached hereto as Exhibit 99.1 and 99.2 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing Fourth Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on January 27, 2009.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *losses to our loan portfolio are greater than estimated or expected;*

- *an inability to raise additional capital on terms and conditions that are satisfactory;*

- *failure to receive final approval for the U.S. Treasury Department's Capital Purchase Program;*

- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*

- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2009 and beyond;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *unanticipated litigation or claims;*

- *changes in the securities markets;*

- *acts of terrorism or war; and*

- *details of the recently enacted Emergency Economic Stabilization Act of 2008, and various programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE
           Sarah H. Moore
           Senior Executive Vice President
           and Chief Financial Officer

Date: January 27, 2009

Exhibit 99.1



For more information contact:

Lisa Free
(334) 676-5105

January 27, 2009

COLONIAL BANCGROUP REPORTS
FOURTH QUARTER AND FULL YEAR 2008 RESULTS

- Net loss of $4.11 per share in the quarter and $4.71 for the full year of 2008

- Goodwill impairment charge of $575 million and a tax benefit of $40.6 million associated with the impairment charge netted to a loss of $2.66 per share in the quarter; excluding net goodwill impairment charge, operating loss was $1.45 per share

- Aggressive loan workout efforts intensified in the quarter; Colonial sold $317 million of problem assets during the quarter and transferred another $49 million to held for sale

- Strengthened loan loss reserve to 2.24% of net loans at 12/31/08 compared to 1.50% at 12/31/07

- Strong liquidity position: Increased cash and interest bearing deposits in banks to over $2 billion at 12/31/08

- Retail deposits increased 11% annualized over 9/30/08

- At 12/31/08, capital ratios remain above "well capitalized" minimums for regulatory purposes: Tier I Risk-Based Capital of 8.88%, Total Risk-Based Capital of 13.16% and Tier I Leverage Ratio of 6.13%

- Net interest margin of 2.37% for the fourth quarter compared to 2.85% in the third quarter of 2008, primarily resulting from the significant liquidity position

MONTGOMERY, Ala. - (NYSE: CNB) The Colonial BancGroup, Inc. today reported a net loss for the quarter ended December 31, 2008 of $825 million, or $4.11 per share, and $880 million, or $4.71 per share, for the year ended December 31, 2008. Fourth quarter results included a non-cash charge of $575 million and a tax benefit of $40.6 million from the impairment charge, or $2.66 per share, net for goodwill impairment. Excluding the net goodwill impairment charge, operating loss for the quarter was $291 million, or $1.45 per share. "For the banking industry, the events of the past three months have no parallel in modern history. I want to emphasize that Colonial's predominant goal is to reduce stressed credits, whether through sales, charge-offs or loan workout efforts. The actions taken in the fourth quarter demonstrate our adherence to that goal," said Robert E. Lowder, Colonial's Chairman, CEO and President.

Financial Stability Strategy and Capital

The economic environment in Colonial's markets deteriorated significantly over the course of 2008. Colonial took proactive steps through the year to maintain its capital and strong liquidity positions:

- Raised $350 million of common stock

- Issued $250 million of subordinated debt

- Sold $427 million of troubled assets

- Provided $729 million for loan losses

- Reduced risk weighted assets by $1.7 billion

- Improved all key measures of liquidity

As previously announced, Colonial has received preliminary approval to receive $553[1] million from the U.S. Treasury's Capital Purchase Program (TARP). Such participation is subject to Colonial's increasing equity by $300 million. The Company is actively pursuing a variety of capital raising alternatives to increase equity by $300 million which would satisfy this condition of the TARP preliminary approval. The Company is currently in negotiations with several investors. One such investor group is SunTx Capital Partners of Dallas, Texas, with which the Company has signed a non-binding letter of intent with respect to a potential investment by SunTx Capital Partners and prospective co-investors of up to 24.9% of the Company's proforma capitalization with a price range per share of $1.00 to $1.50, subject to the negotiations of a definitive agreement and obtaining of necessary approvals," said Mr. Lowder.

Colonial is working informally with its regulators to increase its capital ratios. The anticipated receipt of TARP capital and additional equity will greatly improve our capital position consistent with regulatory expectations. The capital raising activities are expected to be completed in the first quarter of 2009.

---

[1]   The Treasury will not issue capital in excess of 3% of risk weighted assets based on the most recent quarterly regulatory filing. As of December 31, 2008, Colonial expects to receive $540 million of TARP capital.

Liquidity

Colonial's branch franchise of 347 locations continues to provide a strong funding base, as deposits fund 72% of total assets. Retail deposits at December 31, 2008 were $17.4 billion, an 11% annualized increase over September 30, 2008, and a 2% increase over December 31, 2007. At December 31, 2008, Colonial had cash balances of over $2 billion, a significant portion of which is at the Federal Reserve.

Asset Quality

During the fourth quarter of 2008, Colonial continued its aggressive loan workout efforts and sold approximately $317 million of problem assets and transferred another $49 million to held for sale. As a result of the asset sales and continued declines in collateral values, Colonial charged-off $415 million in the fourth quarter of 2008. Total net charge-offs for 2008 were $643 million, or 4.16% of average loans. Colonial's provision for loan losses of $729 million for 2008 was in excess of annual net charge-offs, increasing the allowance for loan losses to 2.24% of net loans at December 31, 2008, from 1.50% at December 31, 2007. Nonperforming assets, excluding loans transferred to held for sale, were $661 million at December 31, 2008, a decline of $17 million from September 30, 2008. The ratio of nonperforming assets, excluding loans transferred to held for sale, to net loans, other real estate and repossessions at December 31, 2008 was 4.51%, compared to 4.43% at September 30, 2008. At December 31, 2008, 79% of Colonial's nonperforming assets were in the construction-related sector of the portfolio. Colonial has worked diligently to reduce the exposure to construction loans in its portfolio, and as of December 31, 2008, the balances had decreased $1.4 billion, or 22%, compared to December 31, 2007.

Mortgage Warehouse Lending

Warehouse lending is a critical link in the U.S. housing finance chain, providing short-term funding for mortgage loans that are eventually sold into the secondary market. Colonial's support of warehouse lending is essential to the industry. Colonial is a top 10 mortgage warehouse lender in the United States and is the market leader in the Southeast. Through this division, in 2008 Colonial provided approximately $70 billion of interim funding representing nearly 400,000 residential mortgage loans. The division is highly profitable with minimal credit losses.

Net interest income

Net interest income declined by $26 million from the third quarter of 2008, and the Company's net interest margin declined to 2.37% from 2.85% over this same period. The margin was negatively impacted by the buildup of Colonial's cash position for liquidity preservation, the decrease in earning assets from the Company's deleveraging strategy and customer migration to higher cost time deposits.

Noninterest income

Core noninterest income for 2008 decreased $8.6 million, or 4%, from 2007. The largest decline in noninterest income came from mortgage warehouse fees of $17 million as a result of the termination of the commercial paper conduit used to fund the mortgage warehouse division. This decrease was offset somewhat by an excellent year in revenue from mortgage banking origination and sales, which increased $15 million, or 101%, in 2008 over 2007 as a result of increased secondary market FHA and VA loan sales. Colonial continues to increase its mortgage origination staff to further diversify its production to agency products which have yielded higher volumes and margins. Another line of business that has performed well this year is wealth management services, which saw an increase in revenue of 7% in 2008 compared to 2007.

<u>Colonial 1st</u>

Colonial has engaged Harvest Earnings Group to spearhead a revenue enhancement and cost savings project which is named Colonial 1st. The program is designed to encourage Colonial employees to submit ideas that will result in earnings growth through revenue enhancements and expense reductions. To date, thousands of ideas have been generated, and at the conclusion of the project in late first quarter of 2009, the best ideas will be implemented. Colonial expects its results to be significant, based on the results achieved at similar sized institutions that have undertaken this program. Colonial anticipates cost savings of 5% to 8% of noninterest expense.

<u>Other Cost Savings</u>

In addition to the Colonial 1st initiative, Colonial has frozen salaries for executives in 2008 and 2009 and eliminated bonuses in 2008. Colonial also eliminated merit increases and non-production incentive plans for all employees in 2009. "These unprecedented times require the implementation of full-scale cost reduction efforts. Those efforts are ongoing and will require further scrutiny at all levels of the Company," said Mr. Lowder.

Colonial BancGroup operates 347 branches in Florida, Alabama, Georgia, Nevada and Texas with over $26 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB and is located online at www.colonialbank.com. In some newspapers, the stock is listed as ColBgp.

Colonial's management will host a conference call on January 27, 2009 at 5:00 PM/ET to discuss the results for the fourth quarter and full year of 2008. Individuals are encouraged to listen to the live webcast of the presentation as well as view a slide presentation by visiting

5

Colonial's website at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (877) 627-6585 or (719) 325-4850 Toll International, (Leader: Lisa Free). A replay of the conference call will be available beginning at 8:00 PM/ET on January 27, 2009 and ending at midnight on February 6, 2009 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 2294610.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *losses to our loan portfolio are greater than estimated or expected;*

- *an inability to raise additional capital on terms and conditions that are satisfactory;*

- *failure to receive final approval for the U.S. Treasury Department's Capital Purchase Program;*

- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable than expected;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*

- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2009 and beyond;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *unanticipated litigation or claims;*

- *changes in the securities markets;*

- *acts of terrorism or war; and*

- *details of the recently enacted Emergency Economic Stabilization Act of 2008, and various programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

7

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	% Change Sept '08 to Dec '08	% Change Dec '07 to Dec '08
Assets	$26,036	$26,263	$25,976	-1%	0%
Cash, interest bearing deposits and due from banks	2,017	1,329	504	52%	300%
Loans, net of unearned income	14,530	15,168	15,923	-4%	-9%
Securities	3,841	3,826	3,683	0%	4%
Intangible assets, net	482	1,061	1,072	-55%	-55%
Deposits	18,673	18,493	18,544	1%	1%
Shareholders' equity	1,564	2,389	2,274	-35%	-31%

	Three Months Ended			Twelve Months Ended		
Key Ratios:	Dec 31, 2008	Sept 30, 2008	% Change Sept '08 to Dec '08	Dec 31, 2008	Dec 31, 2007	% Change Dec '07 to Dec '08
Tier I risk-based capital ratio	8.88% *	10.00%	-11%	8.88% *	8.22%	8%
Total risk-based capital ratio	13.16% *	14.18%	-7%	13.16% *	11.01%	20%
Tangible capital ratio	5.38%	6.43%	-16%	5.38%	6.00%	-10%
Net interest margin	2.37%	2.85%	-17%	2.76%	3.55%	-22%
Loans to deposits ratio	77.81%	82.02%	-5%	77.81%	85.87%	-9%
Dividends paid per common share	$ —	$ 0.095	-100%	$ 0.38	$ 0.75	-49%
Tangible book value per common share	$ 5.35	$ 6.56	-19%	$ 5.35	$ 7.63	-30%

	Three Months Ended			Twelve Months Ended		
Earnings Summary (In thousands, except per share amounts)	Dec 31, 2008	Sept 30, 2008	% Change Sept '08 to Dec '08	Dec 31, 2008	Dec 31, 2007	% Change Dec '07 to Dec '08
Net Income:						
Net interest income	$ 140,716	$ 166,749	-16%	$ 663,513	$761,374	-13%
Provision for loan losses	455,000	159,399	185%	728,942	106,450	585%
Core noninterest income (1)	44,786	51,697	-13%	200,853	209,433	-4%
Securities and derivatives gains (losses), net	—	(6,057)	100%	3,043	4,047	-25%
Securities restructuring charges	—	—	—	—	(36,006)	100%
Gain on sale of mortgage loans	—	—	—	—	3,850	-100%
Gain on sale of merchant services	—	—	—	—	4,900	-100%
Total noninterest income	44,786	45,640	-2%	203,896	186,224	9%
Core noninterest expense (1)	179,680	162,155	11%	659,149	542,139	22%
Goodwill impairment	575,000	—	100%	575,000	—	100%
Severance expense	—	—	—	786	6,616	-88%
Merger related expenses	—	—	—	—	4,015	-100%
Net losses related to the early extinguishment of debt	—	284	-100%	10,327	6,908	49%
Total noninterest expense	754,680	162,439	365%	1,245,262	559,678	122%
Minority interest expense/REIT preferred dividends	5,336	5,336	0%	21,344	12,984	64%
Income (loss) before tax	(1,029,514)	(114,785)	-797%	(1,128,139)	268,486	-520%
Income tax expense (benefit)	(204,409)	(43,575)	-369%	(247,667)	87,561	-383%
Net Income (Loss)	**$ (825,105)**	**$ (71,210)**	**-1059%**	**$ (880,472)**	**$180,925**	**-587%**
Earnings (loss) per share - Diluted	**$ (4.11)**	**$ (0.35)**	**-1074%**	**$ (4.71)**	**$ 1.17**	**-503%**
Average diluted shares outstanding	200,817	200,757		186,897	154,391	

(1) Represents non-GAAP measures.
*   Estimated

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (Dollars in thousands)	4th Qtr. 2008	3rd Qtr. 2008	2nd Qtr. 2008	1st Qtr. 2008	4th Qtr. 2007	Twelve Months Ended Dec 31, 2008	Twelve Months Ended Dec 31, 2007
Net interest income	$ 140,716	$ 166,749	$174,424	$181,624	$195,201	$ 663,513	$761,374
Provision for loan loss	455,000	159,399	79,000	35,543	93,295	728,942	106,450
Noninterest income:							
Service charges on deposit accounts	17,926	19,645	19,259	19,228	19,717	76,058	75,466
Electronic banking	4,935	5,149	5,275	5,004	4,843	20,363	18,815
Other retail banking fees	2,120	2,209	2,540	2,548	2,614	9,417	12,275
Retail banking fees	24,981	27,003	27,074	26,780	27,174	105,838	106,556
Mortgage banking origination and sales	7,143	8,095	7,953	6,760	4,840	29,951	14,923
Wealth management services	3,687	4,370	5,061	4,812	4,123	17,930	16,734
Mortgage warehouse fees	1,522	1,467	1,251	995	3,017	5,235	22,240
Bank-owned life insurance	4,386	4,720	5,169	5,120	5,203	19,395	20,230
Other income	3,067	6,042	6,190	7,205	12,959	22,504	28,750
Core noninterest income	44,786	51,697	52,698	51,672	57,316	200,853	209,433
Securities and derivatives gains (losses), net	—	(6,057)	3,025	6,075	1,950	3,043	4,047
Securities restructuring charges	—	—	—	—	—	—	(36,006)
Gain on sale of mortgage loans	—	—	—	—	—	—	3,850
Gain on sale of merchant services	—	—	—	—	—	—	4,900
Total noninterest income	44,786	45,640	55,723	57,747	59,266	203,896	186,224
Noninterest expense:							
Salaries and employee benefits	72,324	75,129	74,761	73,667	70,900	295,881	279,055
Occupancy expense of bank premises, net	24,189	24,177	24,064	23,055	21,848	95,485	78,709
Furniture and equipment expenses	14,813	15,215	15,134	14,703	13,564	59,865	53,262
Professional services	8,415	7,252	7,807	5,638	5,092	29,112	18,787
FDIC insurance and other regulatory fees	4,936	4,169	4,414	4,562	2,129	18,081	6,301
Amortization of intangible assets	4,154	4,154	4,142	4,163	3,606	16,613	13,358
Electronic banking and other retail banking expenses	4,271	3,479	4,136	4,157	4,175	16,043	19,660
Losses and expenses on other real estate	19,830	3,261	4,068	1,207	547	28,366	1,171
Loan closing costs	1,515	1,901	1,079	2,133	1,515	6,628	5,549
Communications	2,890	2,799	2,863	2,819	2,531	11,371	11,099
Advertising	3,665	3,440	2,384	2,603	2,597	12,092	10,065
Postage and courier	2,631	2,373	2,270	2,622	2,736	9,896	10,656
Loss on equity investments	7,463	4,995	1,720	2,747	1,434	16,925	3,019
Travel	1,992	1,572	1,522	1,439	1,670	6,525	6,945
Other expenses	6,592	8,239	9,142	12,295	6,470	36,266	24,503
Core noninterest expense	179,680	162,155	159,506	157,810	140,814	659,149	542,139
Goodwill impairment	575,000	—	—	—	—	575,000	—
Severance expense	—	—	550	236	2,571	786	6,616
Merger related expenses	—	—	—	—	1,717	—	4,015
Net losses related to the early extinguishment of debt	—	284	4,111	5,932	—	10,327	6,908
Total noninterest expense	754,680	162,439	164,167	163,978	145,102	1,245,262	559,678
Minority interest expense/REIT preferred dividends	5,336	5,336	5,336	5,336	5,336	21,344	12,984
Income (loss) before tax	(1,029,514)	(114,785)	(18,356)	34,514	10,734	(1,128,139)	268,486
Income tax expense (benefit)	(204,409)	(43,575)	(9,400)	9,717	1,762	(247,667)	87,561
Net Income (Loss)	**$ (825,105)**	**$ (71,210)**	**$ (8,956)**	**$ 24,797**	**$ 8,972**	**$ (880,472)**	**$180,925**

Earnings (loss) per share - Diluted	$	(4.11)	$	(0.35)	$	(0.05)	$	0.16	$	0.06	$	(4.71)	$	1.17
Average diluted shares outstanding		200,817		200,757		188,730		157,528		154,532		186,897		154,391

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

Statements of Condition (Dollars in thousands)	Dec 31, 2008	Sept 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007
Assets:					
Cash and due from banks	$ 482,755	$ 1,328,493	$ 451,281	$ 400,880	$ 474,948
Interest bearing deposits in banks and Federal Reserve	1,534,463	669	101,391	1,375	28,993
Federal funds sold	7,642	7,096	8,891	9,821	71,167
Securities purchased under agreements to resell	1,556,157	1,493,585	2,185,174	2,106,205	2,049,664
Total securities (AFS and HTM)	3,840,722	3,825,523	3,453,859	3,494,654	3,682,510
Loans held for sale	2,082,248	2,060,709	1,984,723	2,951,777	1,544,222
Loans, net of unearned income	14,530,018	15,168,356	15,468,832	16,094,478	15,923,178
Less: Allowance for loan losses	(325,000)	(285,000)	(247,009)	(240,795)	(238,845)
Net loans	14,205,018	14,883,356	15,221,823	15,853,683	15,684,333
Premises and equipment, net	565,769	507,167	498,941	509,164	500,558
Intangible assets, net	481,662	1,060,816	1,066,215	1,064,485	1,071,605
Bank-owned life insurance	494,983	490,585	485,840	480,722	475,593
Accrued interest and other assets	784,159	604,572	573,153	479,981	392,396
Total Assets	$ 26,035,578	$ 26,262,571	$ 26,031,291	$ 27,352,747	$ 25,975,989
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 2,816,699	$ 2,843,971	$ 2,912,071	$ 3,050,729	$ 2,988,457
Interest bearing transaction accounts	5,173,208	5,232,769	6,052,774	6,526,822	6,783,116
Total non-time deposits	7,989,907	8,076,740	8,964,845	9,577,551	9,771,573
Time deposits	9,117,388	8,706,622	7,941,228	7,752,280	7,248,153
Brokered time deposits	1,297,651	1,562,099	1,345,397	1,865,393	1,455,586
Certificate of Deposit Account Registry System (CDARS) reciprocal brokered time deposits	268,319	147,472	97,695	76,104	68,955
Total brokered time deposits	1,565,970	1,709,571	1,443,092	1,941,497	1,524,541
Total deposits	18,673,265	18,492,933	18,349,165	19,271,328	18,544,267
Repurchase agreements	472,706	458,658	525,724	540,589	568,721
Federal funds purchased	—	—	135,000	639,000	—
Other short-term borrowings	700,000	300,000	—	—	—
Long-term debt	4,043,807	4,038,675	4,037,741	4,169,939	4,023,836
Other liabilities	288,492	290,290	268,611	266,816	272,536
Total liabilities	24,178,270	23,580,556	23,316,241	24,887,672	23,409,360
Minority interest/REIT preferred securities	293,058	293,058	293,058	293,058	293,058
Total shareholders' equity	1,564,250	2,388,957	2,421,992	2,172,017	2,273,571
Total Liabilities and Shareholders' Equity	$ 26,035,578	$ 26,262,571	$ 26,031,291	$ 27,352,747	$ 25,975,989
Common Shares Issued	212,408,915	212,317,639	211,829,234	168,063,887	167,407,169
Common Shares Outstanding	202,442,188	202,350,912	201,862,507	158,097,161	157,440,442
Book value per common share	$ 7.73	$ 11.81	$ 12.00	$ 13.74	$ 14.44
Tangible book value per common share	$ 5.35	$ 6.56	$ 6.72	$ 7.01	$ 7.63

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

	Three Months Ended								
	December 31, 2008			September 30, 2008			December 31, 2007		
Average Volume and Rates (unaudited) (Dollars in thousands)	Average Volume	Interest	Rate	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:									
Loans, net of unearned income (1) (2)	$14,808,155	$206,113	5.54%	$15,226,350	$226,684	5.93%	$15,388,350	$285,155	7.36%
Loans held for sale (2)	2,055,726	30,131	5.83%	2,235,273	28,560	5.08%	1,642,694	27,125	6.55%
Securities (1) (2)	4,006,044	55,975	5.59%	3,896,374	55,797	5.73%	3,729,893	55,023	5.90%
Securities purchased under agreements to resell	1,771,511	25,807	5.80%	2,123,426	26,953	5.05%	2,021,052	33,529	6.59%
Federal funds sold	63,200	118	0.74%	114,005	509	1.77%	111,409	1,202	4.28%
Other interest earning assets	1,289,944	2,073	0.64%	11,870	39	1.31%	23,727	310	5.22%
Total interest earning assets	23,994,580	$320,217	5.32%	23,607,298	$338,542	5.71%	22,917,125	$402,344	6.98%
Nonearning assets (2)	2,322,568			2,472,366			2,414,450		
Total assets	$26,317,148			$26,079,664			$25,331,575		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 5,052,864	$ 18,545	1.46%	$ 5,515,157	$ 21,265	1.53%	$ 6,363,370	$ 43,564	2.72%
Time deposits	8,815,221	86,331	3.90%	8,412,617	80,693	3.82%	6,871,636	85,258	4.92%
Brokered time deposits	1,607,023	14,830	3.67%	1,521,767	14,466	3.78%	823,417	10,824	5.21%
Certificate of Deposit Account Registry System (CDARS) reciprocal brokered time deposits	243,890	2,003	3.27%	127,892	977	3.04%	96,827	817	3.35%
Total brokered time deposits	1,850,913	16,833	3.62%	1,649,659	15,443	3.72%	920,244	11,641	5.02%
Total interest bearing deposits	15,718,998	121,709	3.08%	15,577,433	117,401	3.00%	14,155,250	140,463	3.94%
Repurchase agreements	484,773	1,753	1.44%	509,712	2,375	1.85%	566,305	5,065	3.55%
Federal funds purchased	2,946	1	0.16%	86,464	417	1.92%	632,197	7,440	4.67%
Other short-term borrowings	677,174	2,338	1.37%	45,652	257	2.24%	304,837	3,545	4.61%
Long-term debt (2)	4,038,374	51,617	5.09%	4,040,852	49,218	4.85%	3,907,985	48,484	4.93%
Total interest bearing liabilities	20,922,265	$177,418	3.37%	20,260,113	$169,668	3.33%	19,566,574	$204,997	4.16%
Noninterest bearing demand deposits	2,845,972			2,871,552			2,982,015		
Other liabilities (2)	258,750			281,097			236,435		
Total liabilities	24,026,987			23,412,762			22,785,024		
Minority interest/REIT preferred securities	293,058			293,058			293,098		
Shareholders' equity	1,997,103			2,373,844			2,253,453		
Total liabilities and shareholders' equity	$26,317,148			$26,079,664			$25,331,575		
Rate differential			1.95%			2.38%			2.82%
Net yield on interest-earning assets on a tax equivalent basis		$142,799	2.37%		$168,874	2.85%		$197,347	3.43%
Taxable equivalent									

adjustments (1):

Loans		(171)			(199)			(204)	
Securities		(1,912)			(1,926)			(1,942)	
Total taxable equivalent adjustments		(2,083)			(2,125)			(2,146)	
Net interest income		$140,716			$166,749			$195,201	
Total Average Deposits									
Total interest bearing deposits	$15,718,998	$121,709	3.08%	$15,577,433	$117,401	3.00%	$14,155,250	$140,463	3.94%
Noninterest bearing demand deposits	2,845,972	—	—	2,871,552	—	—	2,982,015	—	—
Total average deposits	$18,564,970	$121,709	2.61%	$18,448,985	$117,401	2.53%	$17,137,265	$140,463	3.25%
Total average deposits, excluding brokered time (3)	$16,957,947	$106,879	2.51%	$16,927,218	$102,935	2.42%	$16,313,848	$129,639	3.15%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains (losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

(3) CDARS reciprocal brokered time deposits are not excluded.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

	Twelve Months Ended December 31,					
Average Volume and Rates (unaudited) (Dollars in thousands)	**2008**			**2007**		
	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:						
Loans, net of unearned income (1) (2)	$15,454,146	$ 930,972	6.02%	$15,290,766	$1,168,231	7.64%
Loans held for sale (2)	2,598,804	133,149	5.12%	1,613,170	110,858	6.87%
Securities (1) (2)	3,811,537	220,281	5.78%	3,170,823	179,410	5.66%
Securities purchased under agreements to resell	2,029,631	105,833	5.21%	1,467,233	99,602	6.79%
Federal funds sold	80,236	1,879	2.34%	84,371	4,158	4.93%
Other interest earning assets	334,294	2,183	0.65%	10,504	440	4.19%
Total interest earning assets	24,308,648	$1,394,297	5.74%	21,636,867	$1,562,699	7.22%
Nonearning assets (2)	2,453,951			2,208,397		
Total assets	$26,762,599			$23,845,264		
Liabilities and Shareholders' Equity:						
Interest bearing non-time deposits	$ 5,868,418	$ 95,433	1.63%	$ 6,366,423	$ 191,815	3.01%
Time deposits	8,146,815	331,652	4.07%	6,741,839	335,493	4.98%
Brokered time deposits	1,573,889	65,429	4.16%	473,795	24,405	5.15%
Certificate of Deposit Account Registry System (CDARS) reciprocal brokered time deposits	133,545	4,509	3.38%	71,536	3,120	4.36%
Total brokered time deposits	1,707,434	69,938	4.10%	545,331	27,525	5.05%
Total interest bearing deposits	15,722,667	497,023	3.16%	13,653,593	554,833	4.06%
Repurchase agreements	515,089	10,360	2.01%	600,176	24,773	4.13%
Federal funds purchased	386,965	11,616	3.00%	645,686	33,169	5.14%
Other short-term borrowings	278,578	5,539	1.99%	201,167	9,971	4.96%
Long-term debt (2)	4,059,823	197,776	4.87%	3,292,036	172,365	5.24%
Total interest bearing liabilities	20,963,122	$ 722,314	3.45%	18,392,658	$ 795,111	4.32%
Noninterest bearing demand deposits	2,962,445			2,912,527		
Other liabilities (2)	278,683			194,725		
Total liabilities	24,204,250			21,499,910		
Minority interest/REIT preferred securities	293,058			179,058		
Shareholders' equity	2,265,291			2,166,296		
Total liabilities and shareholders' equity	$26,762,599			$23,845,264		
Rate differential			2.29%			2.90%
Net yield on interest-earning assets on a tax equivalent basis		$ 671,983	2.76%		$ 767,588	3.55%
Taxable equivalent adjustments (1):						
Loans		(726)			(830)	
Securities		(7,744)			(5,384)	
Total taxable equivalent adjustments		(8,470)			(6,214)	
Net interest income		$ 663,513			$ 761,374	
Total Average Deposits						
Total interest bearing deposits	$15,722,667	$ 497,023	3.16%	$13,653,593	$ 554,833	4.06%
Noninterest bearing demand deposits	2,962,445	—	—	2,912,527	—	—
Total average deposits	$18,685,112	$ 497,023	2.66%	$16,566,120	$ 554,833	3.35%
Total average deposits, excluding brokered time (3)	$17,111,223	$ 431,594	2.52%	$16,092,325	$ 530,428	3.30%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains (losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

(3) CDARS reciprocal brokered time deposits are not excluded.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
SELECTED RATIOS AND ASSET QUALITY (unaudited)

Selected Financial Ratios	4th Qtr. 2008	3rd Qtr. 2008	2nd Qtr. 2008	1st Qtr. 2008	4th Qtr. 2007
Capital Ratios:					
Tier I risk-based capital ratio	8.88% **	10.00%	10.12%	8.05%	8.22%
Total risk-based capital ratio	13.16% **	14.18%	14.16%	12.00%	11.01%
Tier I leverage ratio	6.13% **	7.29%	7.38%	6.10%	6.67%
Tangible common equity ratio	4.24%	5.27%	5.43%	4.21%	4.83%
Tangible capital ratio	5.38%	6.43%	6.60%	5.33%	6.00%
Return on average assets*	NM	NM	NM	0.36%	0.14%
Return on average equity*	NM	NM	NM	4.37%	1.58%
Efficiency ratio(1)	95.79%	73.52%	69.59%	67.02%	55.29%
Noninterest income(1)/ avg assets*	0.68%	0.79%	0.78%	0.75%	0.90%
Noninterest expense(1)/ avg assets*	2.73%	2.49%	2.36%	2.28%	2.22%
Net interest margin	2.37%	2.85%	2.88%	2.94%	3.43%

(1) These ratios utilize core noninterest income and core noninterest expense which represent non-GAAP measures.
*   Annualized
**   Estimated
NM Not meaningful

Selected Credit Quality Ratios	Dec 31, 2008	Sept 30, 2008	June 30, 2008	March 31, 2008	Dec 31, 2007
Period end:					
Allowance as a percent of net loans	2.24%	1.88%	1.60%	1.50%	1.50%
Total nonperforming assets as a percent of net loans, other real estate and repossessions	4.83%	4.43%	2.62%	1.65%	0.86%
Nonperforming assets excluding loans held for sale as a percent of net loans, other real estate and repossessions	4.51%	4.43%	2.62%	1.65%	0.86%
Allowance as a percent of nonperforming assets	46%	42%	60%	90%	174%
Allowance as a percent of nonperforming loans	61%	53%	84%	98%	196%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	11.15%	3.17%	1.85%	0.84%	0.88%
Year to date (annualized)	4.16%	1.94%	1.35%	0.84%	0.35%

Nonperforming Assets (Dollars in thousands)	Dec 31, 2008	Sept 30, 2008	June 30, 2008	March 31, 2008	Dec 31, 2007
Nonaccrual loans	$532,766	$542,785	$294,816	$246,482	$121,886
Other real estate owned and repossessions	127,908	134,951	113,604	19,831	15,760
Nonperforming assets excluding loans held for sale	660,674	677,736	408,420	266,313	137,646
Nonaccrual loans transferred to held for sale	49,198	—	—	—	—
Total nonperforming assets	$709,872	$677,736	$408,420	$266,313	$137,646
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 41,579	$ 42,454	$ 31,337	$ 70,638	$ 23,837
Total charge-offs	$416,055	$122,687	$ 74,101	$ 35,090	$ 34,818
Total recoveries	$ (1,055)	(1,279)	(1,315)	(1,497)	(923)
Net charge-offs:					
Quarter to date	$415,000	$121,408	$ 72,786	$ 33,593	$ 33,895
Year to date	$642,787	$227,787	$106,379	$ 33,593	$ 54,066

Exhibit 99.2



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COLONIAL BANCGROUP

2008 Overview

Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *losses to our loan portfolio are greater than estimated or expected;*
- *an inability to raise additional capital on terms and conditions that are satisfactory;*
- *failure to receive final approval for the U.S. Treasury Department's Capital Purchase Program;*
- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable than expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*
- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2009 and beyond;*
  natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;



Forward Looking Statements



- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current and future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *changes in the securities markets;*
- *acts of terrorism or war; and*
- *details of the recently enacted Emergency Economic Stabilization Act of 2008, and various programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.



2008 Summary of Results



➢ Net loss of $4.11 per share in the quarter and $4.71 for the full year of 2008

➢ Goodwill impairment charge of $575 million and a tax benefit of $40.6 million associated with the impairment charge netted to a loss of $2.66 per share in the quarter; excluding net goodwill impairment charge, operating loss was $1.45 per share

➢ Aggressive loan workout efforts intensified in the quarter; Colonial sold $317 million of problem assets during the quarter and transferred another $49 million to held for sale

➢ Strengthened loan loss reserve to 2.24% of net loans at 12/31/08 compared to 1.50% at 12/31/07

➢ Strong liquidity position: Increased cash and interest bearing deposits in banks to over $2 billion at 12/31/08

➢ Retail deposits increased 11% annualized over 9/30/08

➢ At 12/31/08, capital ratios* remain above "well capitalized" minimums for regulatory purposes: Tier I Risk-Based Capital of 8.88%, Total Risk-Based Capital of 13.16% and Tier I Leverage Ratio of 6.13%

➢ Net interest margin of 2.37% for the fourth quarter compared to 2.85% in the third quarter of 2008, primarily resulting from the significant liquidity position

*Estimated



CNB
LISTED
NYSE

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2008 Financial Stability Achievements



Capital Ratios		
	12/31/08	12/31/07
Tier 1	8.88%	8.22%
Total RBC	13.16%	11.01%
Leverage	6.13%	6.67%

➤ **Raised $350 million of common stock**

➤ **Issued $250 million of subordinated debt**

➤ **Sold $427 million of troubled assets**

➤ **Provided $729 million for loan losses**

➤ **Reduced risk weighted assets by $1.7 billion**

➤ **Improved all key measures of liquidity**



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Credit Highlights



➢ **Aggressive management of problem loans**
- Sales of $317 million of problem assets in the fourth quarter
- Moved $49 million of nonaccrual loans to held for sale in the fourth quarter
- Charged off $643 million (net) in 2008, 4.16% of average net loans
- Nonperforming assets excluding loans moved to held for sale declined by $17 million from September 30, 2008 bringing nonperforming assets to 4.51% of loans and other real estate and repossessions

➢ **Provisions exceeded net charge-offs by $40 million in the quarter**
- Further strengthened loan loss reserve to 2.24% of net loans at 12/31/08 versus 1.88% at 9/30/08 and 1.50% at 12/31/07
- Excess capital[1] plus LLR cushion equaled 110% of NPAs at 12/31/08

➢ **79% of nonperforming assets are in the construction related sector of the loan portfolio**

➢ **Highly qualified and experienced commercial workout group**

[1] Excess capital is defined as pretax capital in excess of well capitalized minimums



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Review of Loan Portfolio at 12/31/08



($ in millions)

	Dollars Outstanding	% of Total Portfolio	Change Since 9/30/08	Past Dues 12/31/08 [1]	NPA's	% of NPA's
Residential Construction	$1,979.9	13.6 %	($407.2)	4.09%	$418.4	58.9%
Commercial Construction	2,547.9	17.5	(77.0)	3.71%	140.6	19.8%
Seasoned Commercial Real Estate	4,887.2	33.6	(57.1)	2.49%	52.9	7.5%
1-4 Family Permanent Real Estate	2,497.9	17.2	(47.6)	3.60%	82.0	11.5%
Commercial & Industrial	957.3	6.6	(42.7)	2.00%	9.6	1.4%
Mortgage Warehouse Lending	725.8	5.0	72.4	0.00%	5.4	0.8%
Consumer & Other	401.2	2.8	(69.2)	5.53%	1.0	0.1%
Total Performing Loans	**$13,997.2**	**96.3**	**($628.4)**	**2.95%**	**$709.9**	**100.0%**
Nonaccrual Loans	532.8	3.7	(10.0)			
Total	**$14,530.0**	**100.0 %**	**($638.4)**			
Nonaccrual Loans Held for Sale	$49.2					
ORE	$127.9					
Total Loans, Nonaccrual LHFS & ORE	**$14,707.1**					

Data as of December 31, 2008
[1] Past due and still accruing



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7

Residential Construction Portfolio Update



- ➤ Scaled back lending / tightened underwriting standards in Florida beginning in May 2006 and substantially curtailed new approvals beginning in Q2 2007

- ➤ Identified and isolated problem credits via a thorough portfolio review

- ➤ Texas comprises 24% of portfolio and continues to perform better than other markets

- ➤ Only 11% of residential construction and condo loans have interest reserves, and of those loans 33% are located in Texas, which has seen limited credit deterioration

- ➤ Residential construction portfolio, excluding NPAs, declined $407 million in Q4 2008 to $2.0 billion, or approximately 14% of the loan portfolio, down 17% from 9/30/08

- ➤ Construction loans decreased $1.4 billion, or 22%, in 2008, reducing overall construction exposure



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Mortgage Warehouse Lending



- ➢ Warehouse lending is a critical link in the housing finance chain, providing short-term funding for loans that are eventually sold into the secondary market to Fannie Mae, Freddie Mac and Ginnie Mae

- ➢ Lenders that utilize warehouse lines of credit account for approximately 41%* of all residential mortgage loans in the U.S., and nearly 55%* of FHA loans

- ➢ Estimates are that since 2006 warehouse lending available to the industry has declined by nearly 90% to approximately $25 billion* today

- ➢ As a Top 10 warehouse lender, Colonial Bank provides $4 billion, or 16%, of the available financing to the industry

- ➢ Colonial Bank is the largest mortgage warehouse lender in the southeast

- ➢ In 2008, Colonial Bank provided approximately $70 billion of interim funding to the industry representing nearly 400,000 residential mortgage loans

- ➢ Colonial Bank is the primary lender for two Top 20 mortgage originators in the nation; one of which is a Top 10 producer of Ginnie Mae loans

- ➢ Colonial Bank is continuing to support the mortgage industry – many competitors have withdrawn from this space: Citibank, Morgan Stanley, Merrill Lynch, Bear Stearns, CSFB, Washington Mutual, and Regions

*Source: http://warehouselendingproject.com/home



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Summary of 4th Quarter 2008 Results



➢ **Colonial reported a net loss of $825 million or $4.11 per share in the quarter; $1.45 loss per share excluding Goodwill impairment and the related income tax benefit**

➢ **Credit costs were $484.5 million, pretax or $1.57 per share in the quarter**
  - $415 million of net charge-offs
  - $40 million of loan loss reserve build
  - $20 million of losses and expenses on ORE
  - $9.5 million of interest reversed on loans placed on nonaccrual

➢ **Net interest income and margin decreased $26 million and 48 basis points, respectively, from the third quarter**

➢ **Core noninterest income decreased $6.9 million, or 13%, from the third quarter**

➢ **Noninterest expenses, excluding goodwill impairment, increased $17 million**
  - Losses and expenses on ORE were $20 million, an increase of $16.6 million
  - Write-downs on real estate joint ventures and other losses on equity investments totaled $7.5 million, an increase of $2.5 million
  - Other expenses were down $2 million
  - Launched Colonial 1st project in early December
    - Hired Harvest Earnings Group to lead the project
    - Expected to result in savings ranging from 5% to 8% of expenses



Net Interest Income and Margin

($ in millions)



	Tax Equivalent NII	NIM
3Q08	**$168.9**	**2.85%**
Decrease in Earning Assets (Loans & MWL)	(11.2)	-0.11%
Increase in MWL Pricing	6.7	0.11%
Impact of Loans Placed on Nonaccrual	(7.1)	-0.12%
Cost of Liquidity	(6.2)	-0.22%
Deposit Mix Change and Pricing Competition on CD's	(7.2)	-0.12%
FHLB Stock - No Dividend	(1.1)	-0.02%
4Q08	**$142.8**	**2.37%**



Active Balance Sheet Management

($ in billions)





**Loans,
Excl. Warehouse**



**Total Risk
Weighted Assets**

*Estimated




Deposit Composition / Liquidity



Colonial BancGroup

- **Retail franchise provides the most important source of funding**
  - Deposits comprise 77% of total funding and fund 72% of total assets
- **4Q08 Cost of Deposits: 2.61%**
- **Loan to Deposit Ratio of 78%**
- **Only $43 million of corporate debt maturities in 2009**



Brokered Time Deposits 7%
Reciprocal CDARS 1%
Noninterest Bearing Transaction Accounts 15%
Time Deposits 49%
Interest Bearing Transaction Accounts 28%

Total Deposits: $18.7 billion at 12/31/08



Short-Term Borrowings 6%
CD's > $100k 16%
Long-Term Borrowings 17%
Reciprocal CDARS 1%
Brokered Deposits 5%
Core Deposits 55%

Total Funding Position: $24.2 billion at 12/31/08

As of December 31, 2008



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Period End Deposits



($ in millions)

5 Year CAGR = 13%
2003 - 2008

124%

$8,323
$9,411   13%
$9,918   5%
$11,864   20%
$15,483   31%
$16,091   4%
$18,544   15%
$18,673   1%

2001 2002 2003 2004 2005 2006 2007 2008



Capital



- Capital ratios were above regulatory "well capitalized" minimums at 12/31/08

- Preliminary approval of TARP is conditioned upon Colonial's obtaining $300 million of additional capital

- Colonial has entered into a letter of intent with SunTx Capital Partners of Dallas, Texas for a potential investment of up to 24.9% of the proforma capitalization of the Company. We are also working with several other investors. We expect to complete the capital raising process in the first quarter of 2009

- Even without new capital or the TARP, we have approximately $780 million of excess capital (pretax) and reserves available to absorb charge-offs and as such we expect to remain well capitalized throughout the year



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Supplemental Information



Excess Capital Position and Reserves
Provide Significant Loss Cushion
($ in thousands)



	Actual* 12/31/08	Capital in Excess of Well Capitalized Minimums		Well Capitalized Ratios
		After tax	Pretax	
Tier I Risk-Based Capital	8.88%	$518,000	$797,000	6.00%
Total Risk-Based Capital	13.16%	$569,000	$875,000	10.00%
Tier I Leverage	6.13%	$295,000	$454,000	5.00%
Tangible Common Equity Ratio	4.24%			N/A
Tangible Capital Ratio	5.38%[1]			N/A

Loan Categories	Balances 12/31/08	Loss Absorption %'s (Excess Capital + Reserve)
NPAs	$709,872	110%
NPAs + Still Accruing Past Due 90	$751,451	104%

*Estimated
[1]Includes REIT preferred stock



Impact of Securities Fair Value Adjustment

Colonial BancGroup℠

($ in millions)

	4Q08	3Q08	2Q08	1Q08	4Q07
Securities Available for Sale					
Cost Basis	$ 3,779.9	$ 3,783.2	$ 3,702.4	$ 3,665.9	$ 3,692.9
Fair Value Adjustment	(139.6)	(163.7)	(249.7)	(172.4)	(11.6)
At Fair Value	$ 3,640.3	$ 3,619.5	$ 3,452.7	$ 3,493.5	$ 3,681.3
Fair Value Adjustment Percentage	-3.7%	-4.3%	-6.7%	-4.7%	-0.3%
Change in Fair Value Adjustment	$ 24.1	$ 86.0	$ (77.3)	$ (160.8)	$ 25.3
Impact of Fair Value Adjustment on Shareholders' Equity					
At Period End	$ (90.7)	$ (106.4)	$ (162.3)	$ (103.3)	$ (3.7)
Change During the Period	$ 15.7	$ 55.9	$ (59.0)	$ (99.6)	$ 17.7



Selected Average Balances

($ in millions)



	4Q08	3Q08	4Q07	% Change 3Q08	% Change 4Q07
Earning Assets	$ 23,995	$ 23,607	$ 22,917	2%	5%
Loans, Net of Unearned Income	14,808	15,226	15,388	-3%	-4%
Loans Held for Sale	2,056	2,235	1,643	-8%	25%
Securities	4,006	3,896	3,730	3%	7%
Resell Agreements and Federal Funds Sold	1,835	2,238	2,132	-18%	-14%
Interest Bearing Deposits in Banks	1,290	12	24	10650%	5275%
Total Assets	**26,317**	**26,080**	**25,332**	**1%**	**4%**
Total Deposits	**18,565**	**18,449**	**17,137**	**1%**	**8%**
Noninterest Bearing Deposits	2,846	2,872	2,982	-1%	-5%
Interest Bearing Transaction Accounts	5,053	5,515	6,363	-8%	-21%
Time Deposits	10,666	10,062	7,792	6%	37%
Repurchase Agreements	485	510	566	-5%	-14%
S/T Borrowings and Fed Funds Purchased	680	132	937	415%	-27%
L/T Debt	4,038	4,041	3,908	0%	3%



Noninterest Income

($ in millions)



	2008	2007	4Q08	3Q08	% Change YTD	% Change QTR
Service Charges on Deposit Accounts	$ 76.0	$ 75.5	$ 17.9	$ 19.6	1%	-9%
Electronic Banking	20.4	18.8	5.0	5.2	9%	-4%
Other Retail Banking Fees	9.4	12.3	2.1	2.2	-24%	-5%
Retail Banking Fees	105.8	106.6	25.0	27.0	-1%	-7%
Mortgage Banking Origination and Sales	30.0	14.9	7.1	8.1	101%	-12%
Wealth Management Services	17.9	16.7	3.7	4.4	7%	-16%
Mortgage Warehouse Fees	5.2	22.2	1.5	1.5	-77%	0%
Bank-Owned Life Insurance	19.4	20.2	4.4	4.7	-4%	-6%
Other Income	22.6	28.8	3.1	6.0	-22%	-48%
Core Noninterest Income	200.9	209.4	44.8	51.7	-4%	-13%
Securities and Derivatives Gains (Losses), Net	3.0	4.0	-	(6.1)	-25%	100%
Securities Restructuring Charges	-	(36.0)	-	-	100%	-
Other Non-recurring gains	-	8.8	-	-	-100%	-
Total Noninterest Income	$ 203.9	$ 186.2	$ 44.8	$ 45.6	9%	-2%
Annualized Noninterest Income to Average Assets [1]	0.75%	0.88%	0.68%	0.79%		
Noninterest Income to Total Revenue [1]	23.2%	21.6%	24.1%	23.7%		

[1]Core noninterest income was used in the calculation



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Noninterest Expense



($ in millions)

	2008	2007	4Q08	3Q08	% Change YTD	% Change QTR
Salaries and Employee Benefits	$ 295.9	$ 279.1	$ 72.3	$ 75.1	6%	-4%
Occupancy Expense of Bank Premises, Net	95.5	78.7	24.2	24.2	21%	0%
Furniture and Equipment Expenses	59.9	53.3	14.8	15.2	12%	-3%
Professional Services	29.1	18.8	8.4	7.2	55%	17%
FDIC Insurance and Other Regulatory Fees	18.1	6.3	4.9	4.2	187%	17%
Amortization of Intangible Assets	16.6	13.4	4.2	4.2	24%	0%
Electronic Banking and Other Retail Banking Expenses	16.0	19.7	4.3	3.5	-19%	23%
Losses and Expenses on Other Real Estate	28.4	1.2	19.8	3.3	2267%	500%
Loan Closing Costs	6.6	5.5	1.5	1.9	20%	-21%
Communications	11.4	11.1	2.9	2.8	3%	4%
Advertising	12.1	10.1	3.7	3.4	20%	9%
Postage and Courier	9.9	10.6	2.6	2.4	-7%	8%
Loss on Equity Investments	16.9	3.0	7.5	5.0	463%	50%
Travel	6.5	6.9	2.0	1.6	-6%	25%
Other Expenses	36.3	24.5	6.6	8.1	48%	-19%
Core Noninterest Expense	659.2	542.2	179.7	162.1	22%	11%
Goodwill Impairment	575.0	-	575.0	-	100.0%	100%
Severance Expense	0.8	6.6	-	-	-88%	-
Merger Related Expenses	-	4.0	-	-	-100%	-
Net Losses Related to the Early Extinguishment of Debt	10.3	6.9	-	0.3	49%	-100%
Total Noninterest Expense	$ 1,245.3	$ 559.7	$ 754.7	$ 162.4	122%	365%
Efficiency Ratio[1]	75.52%	55.49%	95.79%	73.52%		
Annualized Noninterest Expense to Average Assets[1]	2.46%	2.27%	2.73%	2.49%		

[1]Core noninterest income and core noninterest expense were used in the calculation



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21

Residential Construction



(Excluding Nonaccruals)

By Location and Property Type at 12/31/08

13.6% of total loan portfolio - $1.980 billion

($ in millions)



	Total Outstanding	Res. Development	Builder Lots	Consumer Lots	Res. Presold	Res. Spec	Res. Land	Condo Construction
Florida	$ 885	$ 309	$ 45	$ 65	$ 47	$ 109	$ 137	$ 173
Texas	483	303	23	5	12	42	84	14
Georgia	267	153	13	1	9	57	12	22
Alabama	227	71	22	24	17	62	25	6
Nevada	85	33	1	-	22	10	19	-
Other	33	7	1	1	3	2	7	12
Total	$ 1,980	$ 876	$ 105	$ 96	$ 110	$ 282	$ 284	$ 227



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Commercial Construction



(Excluding Residential, Condominium Construction and Nonaccruals)
By Location and Property Type at 12/31/08
17.5% of total loan portfolio - $2.548 billion
($ in millions)



Property Type

- Warehouse $112.9 4.5%
- Commercial Development $354.8 13.9%
- Retail $394.8 15.5%
- Other $80.5 3.2%
- Office $205.1 8.0%
- Multi-family $191.8 7.5%
- Lodging $146.4 5.7%
- Industrial $28.9 1.1%
- Healthcare $58.1 2.3%
- Commercial Lot Inventory $160.9 6.3%
- Commercial Land $813.7 32.0%



Location

- Texas $463.7 18.2%
- Alabama $204.8 8.0%
- Other $355.8 14.0%
- Florida $1,006.5 39.5%
- Nevada $313.3 12.3%
- Georgia $203.8 8.0%





Seasoned Commercial Real Estate



(Excluding Nonaccruals)

By Location and Property Type at 12/31/08

33.6% of total loan portfolio - $4.887 billion

($ in millions)

Property Type



Location





Other Loan Types



(Excluding Nonaccruals)

At 12/31/08 – 31.6% of total portfolio - $4.582 billion

($ in millions)



Consumer &
Other
$401.2
2.8%

Mortgage
Warehouse
Lending
$725.8
5.0%

1-4 Family
Permanent
Real Estate
$2,497.9
17.2%

Commercial
& Industrial
$957.3
6.6%

(note: percentages in above chart represent proportion to total portfolio)



Nonperforming Assets by Property Type and Location



At 12/31/08 – Total $709.9 million

($ in millions)

Property Type



Consumer & Other
$1.0
0.1%

1-4 Family Permanent Real Estate
$82.0
11.5%

Mortgage Warehouse Lending
$5.4
0.8%

C & I
$9.6
1.4%

Seasoned Commercial Real Estate
$52.9
7.5%

Residential Construction
$418.4
58.9%

Commercial Construction
$140.6
19.8%

Location



Nevada
$42.2
5.9%

Texas
$21.5
3.0%

Other
$16.9
2.4%

Alabama
$103.5
14.6%

Georgia
$78.2
11.0%

Florida
$447.6
63.1%

Residential Construction NPAs

At 12/31/08 – Total $418.4 million (or 58.9% of total nonperforming assets)

($ in millions)



Property Type



Builder Lots
$37.7
5.3%

Residential Land
$70.9
10.0%

Condo Construction
$46.4
6.5%

Consumer Lots
$18.7
2.6%

Residential Spec and Presold
$116.4
16.4%

Residential Development
$128.3
18.1%

Location



Other
$13.5
1.9%

Texas
$18.0
2.5%

Nevada
$41.7
5.9%

Alabama
$59.9
8.4%

Georgia
$70.5
9.9%

Florida
$214.8
30.3%

(note: percentages in above charts represent proportion to total NPAs)



Commercial Construction NPAs



(Excluding Residential and Condominium Construction)

At 12/31/08 – Total $140.6 million (or 19.8% of total nonperforming assets)

($ in millions)

Property Type



- Other $3.7 / 0.5%
- Office $3.4 / 0.5%
- Lodging $4.7 / 0.7%
- Commercial Lots $7.9 / 1.1%
- Retail $6.3 / 0.9%
- Commercial Development $21.4 / 3.0%
- Commercial Land $93.2 / 13.1%

Location



- Georgia $2.1 / 0.3%
- Texas $0.1 / 0.0%
- Alabama $30.4 / 4.3%
- Florida $108.0 / 15.2%

(note: percentages in above charts represent proportion to total NPAs)



Seasoned Commercial Real Estate NPAs

At 12/31/08 – Total $52.9 million (or 7.5% of total nonperforming assets)

($ in millions)



Property Type



Location



(note: percentages in above charts represent proportion to total NPAs)



29

Net Charge-Offs by Property Type and Location



Twelve Months Ended December 31, 2008 – Total $642.8 million

($ in millions)

Property Type



Consumer & Other $10.1 1.5%

1-4 Family Permanent Real Estate $25.4 4.0%

C & I $33.2 5.2%

Seasoned Commercial Real Estate $47.6 7.4%

Commercial Construction $96.6 15.0%

Residential Construction $429.9 66.9%

Location



Texas $3.5 0.7%

Other $34.3 5.2%

Alabama $47.1 7.3%

Nevada $67.4 10.5%

Georgia $44.9 7.0%

Florida $445.6 69.3%



Residential Construction Net Charge-Offs



Twelve Months Ended December 31, 2008

Total $429.9 million (or 66.9% of total net charge-offs)

($ in millions)

Property Type



Residential Land $69.3 10.8%

Builder Lots $19.2 3.0%

Condo Construction $46.2 7.2%

Consumer Lots $3.2 0.4%

Residential Spec and Presold $87.9 13.7%

Residential Development $204.1 31.8%

Location



Texas $2.5 0.4%

Other $22.4 3.5%

Alabama $36.9 5.7%

Nevada $62.8 9.8%

Georgia $42.6 6.6%

Florida $262.7 40.9%

(note: percentages in above charts represent proportion to total net charge-offs)



Commercial Construction
Net Charge-Offs

(Excluding Residential and Condominium Construction)

Twelve Months Ended December 31, 2008

Total $96.6 million (or 15.0% of total net charge-offs)

($ in millions)

Property Type



Office
$0.6
0.1%

Other
$1.3
0.2%

Multi-family
$3.2
0.5%

Retail
$0.7
0.1%

Commercial
Development
$17.0
2.6%

Lodging
$20.5
3.2%

Commercial
Lots
$8.4
1.3%

Commercial
Land
$44.9
7.0%

Location



Other
$5.8
0.9%

Alabama
$2.6
0.4%

Florida
$88.2
13.7%

(note: percentages in above charts represent proportion to total net charge-offs)



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Seasoned Commercial Real Estate
Net Charge-Offs

Twelve Months Ended December 31, 2008

Total $47.6 million (or 7.4% of total net charge-offs)

($ in millions)

Property Type



Location



(note: percentages in above charts represent proportion to total net charge-offs)



Diversified Seasoned Commercial Real Estate Portfolio



As of 12/31/08

($ in thousands)

Seasoned Commercial Real Estate Exposures by Geographic Location
Commercial Real Estate Portfolio Commitments as of 12-31-08
Includes All Seasoned Commercial Real Estate Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**1,102,570**	**143,775**	**260,795**	**264,466**	**41,097**	**7,370**	**103,570**	**65,223**	**80,095**	**45,004**	**91,175**
Retail - other than gas stations	856,514	121,486	167,839	230,597	18,104	6,629	59,153	50,846	78,293	34,482	89,085
Gas Station/Convenience Store	246,056	22,289	92,956	33,869	22,993	741	44,417	14,377	1,802	10,522	2,090
Multi-family	**473,682**	**36,875**	**179,681**	**97,911**	**8,101**	**10,149**	**51,168**	**11,063**	**24,300**	**12,226**	**42,208**
Office	**1,074,221**	**182,113**	**293,987**	**248,613**	**9,142**	**11,869**	**92,454**	**56,161**	**58,008**	**47,088**	**74,786**
Office - non-medical	901,511	159,601	241,124	232,122	9,142	7,427	76,275	43,746	54,140	25,542	52,392
Office - Medical	172,710	22,512	52,863	16,491	0	4,442	16,179	12,415	3,868	21,546	22,394
Warehouse	**697,541**	**133,690**	**164,247**	**176,304**	**3,094**	**107**	**68,163**	**35,830**	**19,948**	**63,986**	**32,172**
Warehouse with Office	471,188	93,895	130,340	93,770	3,094	107	51,354	29,760	11,887	40,291	16,690
Warehouse	146,605	25,371	23,947	73,194	0	0	4,992	2,307	3,740	1,643	11,411
Mini-Warehouse	79,748	14,424	9,960	9,340	0	0	11,817	3,763	4,321	22,052	4,071
Healthcare - Living Facility	**313,595**	**16,022**	**27,260**	**2,393**	**5,993**	**5,974**	**77,241**	**47,561**	**126,154**	**143**	**4,854**
Skilled Nursing Facility	123,418	0	19,041	0	5,993	5,974	29,500	15,130	47,780	0	0
Assisted Living Facility	121,093	292	8,219	2,393	0	0	30,660	2,431	72,101	143	4,854
Congregate Care Facility	69,084	15,730	0	0	0	0	17,081	30,000	6,273	0	0
Healthcare	**172,662**	**8,444**	**11,519**	**585**	**641**	**288**	**12,858**	**23,200**	**0**	**1,129**	**113,998**
Lodging	**305,003**	**51,801**	**72,635**	**56,536**	**0**	**0**	**35,540**	**27,343**	**39,825**	**12,516**	**8,807**
Recreation	**34,914**	**4,737**	**11,586**	**2,584**	**0**	**668**	**12,422**	**972**	**0**	**1,184**	**761**
Industrial	**138,303**	**23,903**	**29,181**	**11,199**	**0**	**0**	**17,629**	**7,070**	**21,162**	**9,789**	**18,370**
Church or School	**186,353**	**35,211**	**7,733**	**19,092**	**0**	**931**	**50,370**	**49,108**	**3,862**	**5,128**	**14,918**
Farm	**117,327**	**29,048**	**13,099**	**35,222**	**389**	**1,964**	**21,954**	**5,240**	**7,138**	**291**	**2,982**
All Other Types	**434,957**	**94,326**	**107,117**	**68,587**	**12,440**	**16,604**	**38,327**	**26,230**	**22,493**	**6,436**	**42,397**
Nonaccrual	**49,258**	**12,028**	**18,593**	**7,746**	**2,244**	**998**	**4,949**	**1,839**	**861**	**0**	**0**
Total	**5,100,386**	**771,973**	**1,197,433**	**991,238**	**83,141**	**56,922**	**586,645**	**356,840**	**403,846**	**204,920**	**447,428**

Notes:

1) Includes outstanding exposures (balances plus commitments)


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Diversified CRE/Construction Loan Portfolio



As of 12/31/08

($ in thousands)

Commercial Real Estate Exposures by Geographic Location
Expressed as a Percentage of Commercial Real Estate Portfolio Commitments as of 12-31-08
Includes Commercial Real Estate and Construction Loan Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**1,640,337**	**191,789**	**269,371**	**308,616**	**42,393**	**7,370**	**181,163**	**106,399**	**235,195**	**83,295**	**214,746**
Retail - other than gas stations	1,388,724	169,500	174,540	274,747	19,400	6,629	136,718	92,022	233,105	72,773	209,290
Gas Station/Convenience Store	251,613	22,289	94,831	33,869	22,993	741	44,445	14,377	2,090	10,522	5,456
Residential Development	**1,003,268**	**127,790**	**123,648**	**49,604**	**36,290**	**16,910**	**78,352**	**171,971**	**356,687**	**33,561**	**8,455**
Builder Lot Inventory	**113,300**	**8,869**	**15,312**	**7,266**	**14,875**	**883**	**23,926**	**16,908**	**23,308**	**996**	**957**
Consumer Lot Inventory	**96,118**	**18,268**	**18,949**	**8,277**	**17,665**	**1,620**	**23,683**	**1,182**	**5,072**	**202**	**1,200**
Commercial Development	**421,151**	**104,476**	**27,364**	**50,823**	**7,762**	**2,020**	**5,038**	**2,786**	**32,100**	**158,409**	**30,373**
Commercial Lot Inventory	**165,730**	**10,623**	**15,033**	**29,210**	**5,348**	**141**	**6,827**	**50,923**	**26,333**	**273**	**21,019**
Residential Homes (under construction)	**551,016**	**85,991**	**92,939**	**34,967**	**12,066**	**3,116**	**94,625**	**104,001**	**63,485**	**50,449**	**9,377**
Multi-family	**754,195**	**39,725**	**179,681**	**101,849**	**8,101**	**11,004**	**81,788**	**64,830**	**170,206**	**28,126**	**68,885**
Land Only	**1,171,366**	**237,374**	**161,637**	**75,213**	**125,126**	**5,885**	**100,413**	**42,792**	**192,977**	**123,110**	**106,839**
Commercial Land	867,726	174,185	130,013	48,908	100,592	5,263	69,075	31,100	105,421	103,491	99,678
Residential Land	303,640	63,189	31,624	26,305	24,534	622	31,338	11,692	87,556	19,619	7,161
Office	**1,410,699**	**249,783**	**373,189**	**293,214**	**12,542**	**12,984**	**92,539**	**82,887**	**150,077**	**62,959**	**80,525**
Office - non-medical	1,167,236	191,043	311,570	276,723	12,542	8,542	76,360	65,187	118,143	41,413	65,713
Office - Medical	243,463	58,740	61,619	16,491	0	4,442	16,179	17,700	31,934	21,546	14,812
Condominium Bldgs - Construction	**265,973**	**107,715**	**67,788**	**23,119**	**4,983**	**0**	**6,591**	**27,415**	**15,195**	**0**	**13,167**
Warehouse	**841,526**	**145,253**	**186,800**	**207,982**	**3,094**	**107**	**79,418**	**44,800**	**32,538**	**102,760**	**38,774**
Warehouse with Office	522,265	96,133	148,315	102,935	3,094	107	52,321	32,453	17,056	57,964	11,887
Warehouse	170,350	31,401	24,734	77,977	0	0	4,992	2,307	11,411	1,643	15,885
Mini-Warehouse	148,911	17,719	13,751	27,070	0	0	22,105	10,040	4,071	43,153	11,002
Healthcare - Living Facility	**394,872**	**16,022**	**27,261**	**2,393**	**13,768**	**5,974**	**78,441**	**50,359**	**33,187**	**143**	**167,324**
Skilled Nursing Facility	149,567	0	19,042	0	13,768	5,974	30,699	15,130	0	0	64,954
Assisted Living Facility	173,422	292	8,219	2,393	0	0	30,660	2,431	33,187	143	96,097
Congregate Care Facility	71,883	15,730	0	0	0	0	17,082	32,798	0	0	6,273
Healthcare	**219,849**	**11,684**	**14,856**	**585**	**641**	**288**	**12,858**	**23,200**	**154,608**	**1,129**	**0**
Lodging	**575,555**	**107,540**	**72,635**	**70,936**	**0**	**700**	**47,916**	**131,003**	**67,556**	**12,516**	**64,753**
Recreation	**35,638**	**4,737**	**11,586**	**3,309**	**0**	**668**	**12,422**	**972**	**760**	**1,184**	**0**
Industrial	**186,385**	**23,950**	**37,605**	**11,199**	**0**	**0**	**23,212**	**7,070**	**49,167**	**9,789**	**24,393**
Church or School	**217,554**	**40,195**	**12,374**	**35,873**	**0**	**1,498**	**51,563**	**50,099**	**16,963**	**5,128**	**3,861**
Farm	**143,841**	**29,048**	**13,099**	**35,222**	**389**	**1,964**	**21,954**	**5,377**	**10,860**	**291**	**25,637**
All Other Types	**497,897**	**100,606**	**108,677**	**69,635**	**12,440**	**16,604**	**45,202**	**26,872**	**88,932**	**6,436**	**22,493**
Nonaccrual	**497,214**	**147,551**	**118,922**	**22,784**	**37,414**	**8,658**	**61,727**	**42,950**	**1,953**	**41,712**	**13,543**
Total	**11,203,484**	**1,808,989**	**1,948,726**	**1,442,076**	**354,897**	**98,394**	**1,129,658**	**1,054,796**	**1,727,159**	**722,468**	**916,321**

Notes:
1) Includes outstanding exposures (balances plus commitments)

